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                             October 31, 2022

       Shou Donghua
       Chief Financial Officer
       China Petroleum & Chemical Corporation
       22 Chaoyangmen North Street
       Chaoyang District, Beijing, 100728
       The People's Republic of China

                                                        Re: China Petroleum &
Chemical Corporation
                                                            Form 20-F for
Fiscal Year Ended December 31, 2020
                                                            Form 20-F for
Fiscal Year Ended December 31, 2021
                                                            Response dated July
28, 2022

       Dear Shou Donghua:

              We have reviewed your July 28, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 14, 2022 letter.

       Form 20-F For Fiscal Year Ended December 31, 2021

       Risk Factors
       Risks Relating to the PRC, page 3

   1. We note your response to prior comment 3 and your revised disclosure that i) you have obtained all approvals
and permits required for your business operations under the PRC laws and regulations
and ii) you believe your current business operation does not violate regulations or policies
that have been issued by the CAC to date.

                                                        If you relied on the
advice of counsel in making these determinations, please revise to identify counsel. If
you did not consult counsel in making these determinations, please revise to provide your
basis for your conclusions.
 Shou Donghua
China Petroleum & Chemical Corporation
October 31, 2022
Page 2

        You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Kimberly
Calder, Assistant Chief Accountant, at 202-551-3701 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameShou Donghua                      Sincerely,
Comapany NameChina Petroleum & Chemical Corporation
                                                    Division of Corporation
Finance
October 31, 2022 Page 2                             Office of Energy &
Transportation
FirstName LastName